

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2021

Vivek Ranadivé
Chairman and Co-Chief Executive Officer
BowX Acquisition Corp.
2400 Sand Hill Rd., Suite 200
Menlo Park, CA 94025

> **Re: BowX Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 21, 2021**
> **File No. 333-256133**

Dear Mr. Ranadivé:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4 filed July 21, 2021

General

1.   We note your response to comment 10. We note that you appear to be including as part of the amount of New WeWork Class A shares being registered herein the Class A shares underlying the New WeWork Class C shares, but you are not including the New WeWork Class C shares as part of this registration statement. Please tell us why this is appropriate since it appears that you are issuing the New WeWork Class C shares privately. In addition, we note that footnote 1 of the Registration Statement Fee Table indicates that you are registering shares underlying the "WeWork Class C common stock," which does not appear to be accurate.

2.   We note that WeWork was reorganized as an "UP-C" structure in 2019 and it appears that the "UP-C" structure may be maintained after the business combination with New WeWork as the ultimate holding company. We also note that there will be various classes of securities outstanding after consummation of the business transaction, such as the New WeWork Class C Common Stock and the WeWork Partnerships Profits Interest Units, with each class representing a different voting or economic interest of different subsidiaries in the corporate structure. In order to provide investors with a better understanding of the corporate structure of the combined company, please revise to include an organizational chart that clearly identifies the economic and voting interests of each class of investors with an eye towards highlighting the voting and economic rights the BowX's Public Stockholders will have post-combination.

Projected Financial Information, page 144

3.   We note your response to comment 4. Please revise to provide similar disclosure about the underlying processes and sources for the assumptions made regarding the recovery from COVID.

4.   We note your response to comment 5. We are unable to locate revisions in response to this comment. Please revise to clarify if the projections are in line with historical operating trends.

Liquidity and Capital Resources, page 273

5.   We note your response to comment 2 that the information provided in the investor presentation is consistent with the information in the registration statement and that the Liquidity and Capital Resources section adequately discusses WeWork's liquidity position. Disclosure on page 274 refers to the assumptions underlying the Projections in the BCA Proposal that a recovery in revenues and occupancy will begin in the second half of 2021 and return toward pre-COVID levels by the end of 2021. It also states that liquidity forecasts include management's best estimate of the impact that the outbreak of COVID-19 may continue to have on your business and liquidity needs. Please revise your Liquidity section to discuss in more detail the effect of the delayed recovery from COVID-19 on management's short-term liquidity forecasts. For example, clarify whether the assumptions about 2021 recovery underlying the Projections are still management's best estimate of the near-term impact of COVID-19, or if other updated assumptions underlie your current discussion of liquidity. We note your disclosure about the need for additional capital resources if revenues continue to decline or you do not recover during 2021.

Certain Relationships and Related Person Transactions, page 324

6.   Please revise your disclosure to provide additional detail about Mr. Neumann's continuing right to observe meetings in the registration statement. In this respect, please revise to clarify in a manner consistent with your response to us the scope of his observer right and

the expectations that management has regarding the effect of the right on the decisions of the board and management of the company. Please also disclose the confidentiality provisions associated with the right. Finally, please clarify whether Mr. Neumann's observation rights include the right to observe meetings of the board of NewWeWork. We note that your disclosure only references WeWork's board of directors.

 You may contact Kristina Marrone at (202) 551-3429 or Shannon Menjivar at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin at (202) 551-3391 or Pam Long at (202) 551-3765 with any other questions

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: David Peinsipp